UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In connection with the 2022 Annual General Meeting of Shareholders of Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2022 Annual General Meeting of Shareholders, dated June 1, 2022, to be mailed to shareholders of the Company in connection with the 2022 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2022 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer

Date: June 1, 2022

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